Issuer Free Writing Prospectus

(Supplementing Preliminary Prospectus Supplement

Dated May 18, 2016 and Prospectus Dated May 18, 2016)

Filed Pursuant to Rule 433

Registration Statement No. 333-211436

Pricing Term Sheet

dated May 19, 2016

Repligen Corporation

$100,000,000 Aggregate Principal Amount of

2.125% Convertible Senior Notes due 2021

This term sheet relates only to the notes referenced above (“notes”) and should be read together with the preliminary prospectus supplement dated May 18, 2016 (the “preliminary prospectus supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated May 18, 2016, before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Repligen Corporation, a Delaware corporation

Ticker/Exchange for Common Stock:	RGEN / The Nasdaq Global Select Market (“NASDAQ”)
Title of Securities:	2.125% Convertible Senior Notes due 2021 (the “notes”)

Trade Date:	May 19, 2016

Settlement Date:	May 24, 2016

NASDAQ Last Reported Sale Price on May 18, 2016:	$26.18 per share

Initial Conversion Premium:	Approximately 22.5% above the NASDAQ last reported sale price on May 18, 2016

Initial Conversion Price:	Approximately $32.07 per share of common stock

Initial Conversion Rate:	31.1813 shares of common stock per $1,000 aggregate principal amount of notes

Maturity Date:	June 1, 2021, unless earlier converted, redeemed or repurchased

Interest Rate:	2.125% per annum, accruing from the Settlement Date

Interest Payment Dates and Record Dates:	Interest will accrue from May 24, 2016 or from the most recent date on which interest has been paid or provided for, and will be payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2016, to holders of record at the close of business on the preceding May 15 and November 15, respectively.

Aggregate Principal Amount Offered:	$100,000,000 aggregate principal amount of notes, or a total of $115,000,000 if the underwriters’ option to purchase up to an additional $15,000,000 aggregate principal amount of notes is exercised in full.

Price to Public:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	3.00%

Estimated offering expenses (exclusive of underwriting discounts and commissions):	$500,000

Use of Proceeds:	The Issuer estimates that the net proceeds to the Issuer from the offering will be approximately $96.5 million (or approximately $111.1 million if the underwriters exercise in full their option to purchase additional notes, after deducting underwriting discounts and commissions and estimated offering expenses. The Issuer intends to use the net proceeds from the offering for working capital and other general corporate purposes, including to fund possible acquisitions of, or investments in, complementary businesses, products, services and technologies. The Issuer has not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

CUSIP Number:	759916 AA7

ISIN Number:	US759916AA77

Sole Book-Running Manager:	Jefferies LLC

Co-Managers:	Janney Montgomery Scott LLC Craig-Hallum Capital Group LLC

Observation Period:	The “observation period” with respect to any note surrendered for conversion means:

• subject to the immediately succeeding bullet, if the relevant conversion date occurs prior to March 1, 2021, the 40 consecutive trading day period beginning on, and including, the second trading day immediately succeeding such conversion date;

• if the relevant conversion date occurs during a redemption period, the 40 consecutive trading days beginning on, and including, the 42nd scheduled trading day immediately preceding the relevant redemption date; and

• if the relevant conversion date occurs on or after March 1, 2021 (and does not occur during a redemption period), the 40 consecutive trading days beginning on, and including, the 42nd scheduled trading day immediately preceding the maturity date.

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change or During a Redemption Period:	The following table sets forth the amount, if any, by which the conversion rate will be increased per $1,000 principal amount of notes for each stock price and effective date or redemption notice date, as applicable, set forth below in certain circumstances in connection with a “make-whole fundamental change” (as defined in the preliminary prospectus supplement) or if the Issuer issues a notice of redemption:

	Stock Price
Effective Date/ Redemption Notice Date	$26.18	$27.00	$29.00	$32.07	$36.00	$41.69	$50.00	$65.00	$90.00	$125.00
May 24, 2016	7.0157	7.0157	7.0157	6.8948	5.4826	4.0909	2.8327	1.6618	0.8620	0.3579
June 1, 2017	7.0157	7.0157	7.0157	6.5643	5.1159	3.7192	2.4907	1.4018	0.7065	0.2779
June 1, 2018	7.0157	7.0157	7.0157	6.0653	4.5826	3.1986	2.0407	1.0833	0.5320	0.1939
June 1, 2019	7.0157	7.0157	6.9877	5.3045	3.8048	2.4743	1.4487	0.7079	0.3487	0.1107
June 1, 2020	7.0157	7.0157	5.8359	4.0448	2.5659	1.4069	0.6847	0.3110	0.1798	0.0315
June 1, 2021	7.0157	5.8557	3.3015	0.0005	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date or redemption notice date may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date or redemption notice date is between two dates in the table, the amount by which the conversion rate will be increased will be determined by a straight-line interpolation between the amount of the conversion rate increase set forth for the higher and lower stock prices and the earlier and later effective dates or redemption notice dates, as applicable, based on a 365-day year;

•	If the stock price is greater than $125.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased; and.

•	If the stock price is less than $26.18 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 38.1970 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under ““Description of Notes—Conversion Rights—Conversion rate adjustments” in the preliminary prospectus supplement.

The Issuer has filed a registration statement, as well as the preliminary prospectus supplement and the accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offerings will arrange to send you the prospectus supplement and accompanying prospectus if you request them by contacting Jefferies LLC (Attn: Equity Syndicate Prospectus Department), 520 Madison Avenue, 2nd Floor, New York, New York 10022, Phone: 1-877-547-6340, Email: Prospectus_Department@Jefferies.com.

This pricing term sheet does not contain a complete description of the notes or the notes offering. It should be read together with the preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA EMAIL OR ANOTHER COMMUNICATION SYSTEM.